                           J.P. MORGAN SECURITIES INC.
                            JEFFERIES & COMPANY, INC.
                         c/o J.P. Morgan Securities Inc.
                                 277 Park Avenue
                            New York, New York 10172

November 17, 2005

VIA FACSIMILE AND EDGAR FILING

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

ATTN: H. Roger Schwall, Assistant Director

      Re:      Union Drilling, Inc. - Registration Statement on Form S-1
               (File No. 333-127525)

Ladies and Gentlemen:

         Pursuant to Rule 461 of the Rules and Regulations of the Securities and
Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, as Representatives of the several Underwriters, hereby join in the request of Union Drilling, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 2:00 p.m., Washington, D.C. time, on November 21, 2005 or as soon thereafter as practicable.

         Pursuant to Rule 460 of the Rules and Regulations of the Commission
under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission as follows:

                  (i) The distribution of the Preliminary Prospectus dated
         November 7, 2005 (the "Initial Preliminary Prospectus") commenced
         November 10, 2005 and continued through November 14, 2005. 2,673 copies of the Initial Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

                  (ii) The distribution of the Preliminary Prospectus dated
         November 14, 2005 (the "Second Preliminary Prospectus") commenced
         November 14, 2005 and continued through the date hereof. 2,673 copies of the Second Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

         In connection with the distributions of the Initial Preliminary
Prospectus and Second Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

                                        Very truly yours,

                                        J.P. Morgan Securities Inc.
                                        Jefferies & Company, Inc.
                                                 As the Representatives of the
                                                 Several Underwriters

                                        By: J.P. Morgan Securities Inc.

                                        By: /s/ Yaw Asamoah-Duodu
                                            ----------------------
                                        Name:   Yaw Asamoah-Duodu
                                        Title:  Vice President

                                        By: Jefferies & Company, Inc.

                                        By: /s/ Clifford Cohn
                                            ----------------------
                                        Name:   Clifford Cohn
                                        Title:  Counsel

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